Filed by GoAmerica, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed pursuant
to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: GoAmerica, Inc.
Commission File No.: 0-29359

CONTACT:

Joe Karp
GoAmerica
Voice: 201-527-1518
jkarp@goamerica.com

NEW i711 WIRELESS™ ENABLES ENHANCED, MOBILE RELAY ACCESS
FROM THE T-MOBILE SIDEKICK

New Service Extends i711.com’s Unique Custom Calling and Smart Dialing
Features to Wireless Relay Users

HACKENSACK, NJ - February 7, 2006 - GoAmerica, Inc. (NASDAQ: GOAM) today announced i711 Wireless™, a new, wireless relay service available immediately for download for T-Mobile Sidekick users nationwide. i711 Wireless expands access to the company’s online i711.com™ relay service, and enables deaf and hard of hearing users to place relay calls right from their handheld devices.

i711 Wireless is included in the “catalog” on the T-Mobile Sidekick, so users can add it to their devices through a free, wireless download. After the download, the application installs in seconds, enabling users to immediately make relay calls from the Sidekick.

“The T-Mobile Sidekick is an extremely popular communication tool for many in the Deaf community,” said Mark Stern, vice president of product management for GoAmerica. “Having fast and mobile access to i711.com relay services from the Sidekick has been one of our customers’ topmost requests. i711 Wireless provides this access with i711.com’s signature smart dialing and custom calling features. There’s no easier way to make a relay call on the Sidekick.”

“Shortly after I downloaded i711 Wireless, I got stuck in my car on an icy road,” said Dorothy Griffith of Natick, Massachusetts. “I used i711 Wireless from my Sidekick to call my hearing son to come help me. He came right away, and I returned home safely. I do not know how I could live without i711 Wireless. It keeps me connected to my family wherever I go.”

Smart Dialing, Custom Calling, and More
i711 Wireless is thoughtfully designed to run as a native application on the Sidekick, integrating much of the device’s style and ease-of-use. Like calls made on the Web through i711.com, i711 Wireless calls benefit from smart dialing and custom calling features, making relay calls more convenient, faster, and customized for each user’s relay preferences.

Smart dialing features include Stored Number Lookup and a Recent Calls list. Together, these enable the mobile relay user to instantly retrieve phone numbers and dial them in a snap.

Custom calling features include the ability to change font color, size, and more, so the conversation screen is tailored to the user’s preferences. The user can also pre-enter operator instructions to maximize the efficiency of the relay call.

Finally, i711 Wireless includes other time-saving features, including Quick Text, integrated Address Book Editing, and Instant Number Save. Quick Text enables the user to send a large amount of text to the operator in a single keystroke, and is particularly useful for sending voice mail instructions or even placing standard orders at restaurants. Integrated Address Book Editing and Instant Number Save ensure the user’s Sidekick address book is always up-to-date with frequently dialed phone numbers.

“i711 Wireless adds so much functionality to my mobile calling needs,” said Gloria Farr of Fremont, California. “I especially like the address book integration; it really takes all the hassle out of making relay calls, and makes it so much simpler! I already use i711.com online, so it’s great to have it on my Sidekick II as well.”

Optional Wireless Toolkit
For users who frequently make TTY calls in addition to relay calls, i711 Wireless includes the optional Wireless Toolkit. User-activated from within i711 Wireless, this collection of communication tools offers more communication choices, including live TTY calling, TTY messaging, and voice-to-text messaging. The Wireless Toolkit also includes mobile access to open captioned movie information, and easy user access to emergency roadside assistance.

Pricing and Availability
i711 Wireless is available now for a quick, over-the-air download, and is free to T-Mobile Sidekick users who are deaf or hard of hearing. The download and installation take less than one minute, and easy, step-by-step instructions are available here: http://www.i711.com/wireless/skDownload.php. Relay calls made with i711 Wireless are free.

The Wireless Toolkit is optional, and is user-activated from within i711 Wireless. For $9.95 per month, with a six-month contract, users gain unlimited access to all Wireless Toolkit options. The Wireless Toolkit is not required to make relay calls.

For more information on i711 Wireless, visit www.i711.com/wireless.

Free Demonstration and Free Sidekick Skin
To see i711 Wireless in action, visit the i711.com booth at the Deaf Nation Expo in Phoenix, AZ, on February 11, 2006. The first 200 visitors to the i711 booth, who download i711 Wireless at the show, will receive a free, protective “skin” for their Sidekick (valued at $12.99).

About GoAmerica
GoAmerica provides a wide range of wireless, relay and prepaid communications services, customized for people who are deaf, hard-of-hearing or speech impaired. The Company's vision is to improve the quality of life of its customers by being their premier provider of innovative communication services. For more information on the Company or its services, visit
http://www.goamerica.com or contact GoAmerica directly at TTY 201-527-1520, voice 201-996-1717 or via Internet relay by visiting http://www.i711.com.

Safe Harbor
The statements contained in this news release that are not based on historical fact are "forward-looking statements" that are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements may be identified by the use of forward-looking terminology such as "may", "will", "expect", "estimate", "anticipate", "continue", or similar terms, variations of such terms or the negative of those terms.  Such forward-looking statements involve risks and uncertainties, including, but not limited to those of GoAmerica including:  (i) our limited operating history; (ii) our ability to successfully manage our strategic alliance with EarthLink; (iii) our dependence on EarthLink to provide billing, customer and technical support to certain of our subscribers; (iv) our ability to respond to the rapid technological change of the wireless data industry and offer new services; (v) our dependence on wireless carrier networks; (vi) our ability to respond to increased competition in the wireless data industry; (vii) our ability to integrate acquired businesses and technologies, including Hands On (if the merger is closed); (viii) our ability to generate revenue growth;
(ix) our ability to increase or maintain gross margins, profitability, liquidity and capital resources; and (x) difficulties inherent in predicting the outcome of regulatory processes.  Such risks and others are more fully described in the Risk Factors set forth in our filings with the Securities and Exchange Commission.  Our actual results could differ materially from the results expressed in, or implied by, such forward-looking statements. GoAmerica is not obligated to update and does not undertake to update any of its forward looking statements made in this press release. Each reference in this news release to “GoAmerica”, the “Company” or “We”, or any variation thereof, is a reference to GoAmerica, Inc. and its subsidiaries.  “GoAmerica” is a registered trademark of GoAmerica.  “i711”, “i711.com”, and “Clear Mobile” are trademarks, and “Relay and Beyond” is a service mark of GoAmerica.  Other names may be trademarks of their respective owners.

Additional Information
On July 6, 2005, GoAmerica entered into a merger agreement with Hands On Video Relay Services and related parties, as amended on October 28, 2005.

GoAmerica, Inc. filed a Registration Statement on SEC Form S-4 in connection with the merger with Hands On and the parties have mailed a joint proxy statement/prospectus to their shareholders containing information about the merger.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY.  THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CONTAIN IMPORTANT INFORMATION ABOUT GOAMERICA, HANDS ON, THE MERGER AND RELATED MATTERS.  Investors and security holders can obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov.  In addition to the Registration Statement and the joint proxy statement/prospectus, GoAmerica files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission.  You may read and copy any reports, statements and other information filed by GoAmerica at the SEC public reference facilities at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on public reference facilities.  GoAmerica’s filings with the SEC also are available to the public at the web site maintained by the SEC at http//www.sec.gov. Hands On, its directors, executive officers and certain members of management and employees may be soliciting proxies from Hands On’s shareholders in favor of the adoption of the merger and the merger agreement.  GoAmerica, its directors, executive officers, and certain members of management and employees may be soliciting proxies from GoAmerica’s shareholders to authorize the issuance of the shares of GoAmerica common stock issuable pursuant to the merger agreement. A description of any interests that Hands On’s directors and executive officers, or that GoAmerica’s directors and executive officers, have in the merger is available in the joint proxy statement/prospectus.  This press release does not constitute an offer of any securities for sale.

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